--------                                  UNITED STATES SECURITIES AND EXCHANGE COMMISSION             -----------------------------
 FORM 4                                                WASHINGTON, D.C. 20549                                   OMB APPROVAL
--------                                                                                               -----------------------------
/ / CHECK THIS BOX IF NO                    STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP                OMB NUMBER:       3235-0287
    LONGER SUBJECT TO                                                                                   EXPIRES: PENDING
    SECTION 16.  FORM 4 OR    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,   ESTIMATED AVERAGE BURDEN
    FORM 5 OBLIGATIONS MAY       Section 17(a) of the Public Utility Holding Company Act of 1935 or     HOURS PER RESPONSE .... 0.5
    CONTINUE.  SEE                       Section 30(f) of the Investment Company Act of 1940           -----------------------------
    INSTRUCTION 1(b).
(Print or Type Responses)
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1. Name and Address of Reporting Person*     2. Issuer Name AND Ticker or Trading Symbol     6. Relationship of Reporting Person(s)
                                                                                                 to Issuer (Check all applicable)
                                                                                                    Director             10% Owner
    ROULEAU        R.            MICHAEL        MICHAELS STORES, INC. (MIK)                    ----                 ----
---------------------------------------------------------------------------------------------    X  Officer (give        Other
    (Last)        (First)        (Middle)    3. I.R.S. Identification   4. Statement for       ----          title  ---- (specify
                                                Number of Reporting        Month/Day/Year                    below)       below
                                                Person, if an entity                                PRESIDENT AND CHIEF
    8000 BENT BRANCH DRIVE                      (voluntary)               SEPTEMBER 6, 2002         EXECUTIVE OFFICER
--------------------------------------------                            --------------------- 7. Individual or Joint/Group Filing
                  (Street)                                              5. If Amendment,          (Check Applicable Line)
                                                                           Date of Original   _X_Form filed by One Reporting Person
                                                                           (Month/Day/Year)   ___Form filed by More than One
    IRVING        TEXAS             75063                                                        Reporting Person
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    (City)       (State)            (Zip)        TABLE I - NON-DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED
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1. Title of   2. Trans-  2A. Deemed     3. Trans-     4. Securities Acquired (A)      5. Amount of      6. Owner-     7. Nature
   Security      action      Execution     action        or Disposed of (D)              Securities        ship          of In-
   (Instr. 3)    Date        Date,         Code          (Instr. 3, 4 and 5)             Beneficially      Form:         direct
                             if any        (Instr. 8)                                    Owned Follow-     Direct        Bene-
                 (Month/     (Month/                                                     ing Reported      (D) or        ficial
                 Day/        Day/          ------------------------------------------    Transaction(s)    Indirect      Owner-
                 Year)       Year)                                   (A) or              (Instr. 3         (I)           ship
                                           Code    V       Amount    (D)     Price        and 4)           (Instr. 4)    (Instr. 4)

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Common Stock    9/06/02                     M              50,000(1)  A      $15.25
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Common Stock    9/06/02                     S               2,200(1)  D      $47.51
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Common Stock    9/06/02                     S                 200(1)  D      $47.53
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Common Stock    9/06/02                     S                 100(1)  D      $47.58
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Common Stock    9/06/02                     S               2,500(1)  D      $47.75
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Common Stock    9/06/02                     S              10,000(1)  D      $47.95
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Common Stock    9/06/02                     S              10,100(1)  D      $48.00
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Common Stock    9/06/02                     S               4,900(1)  D      $48.01
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Common Stock    9/06/02                     S               2,500(1)  D      $48.17
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Common Stock    9/06/02                     S               5,000(1)  D      $48.25
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Common Stock    9/06/02                     S               3,200(1)  D      $48.35
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Common Stock    9/06/02                     S                 600(1)  D      $48.36
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Common Stock    9/06/02                     S               1,200(1)  D      $48.37
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Common Stock    9/06/02                     S               7,500(1)  D      $48.45       60,487(2)            D
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                                                                                           6,329               I     BY 401(k) PLAN
                                                                                                                     (3)
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Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.                   (Over)
* If the form is filed by more than one reporting person, SEE Instruction 4(b)(v).                                   SEC 1474 (8-02)

                              POTENTIAL PERSONS WHO ARE TO RESPOND TO THE COLLECTION OF INFORMATION
                              CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM
                              DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.



FORM 4 (CONTINUED)          TABLE II - DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED
                                   (E.G., PUTS, CALLS, WARRANTS, OPTIONS, CONVERTIBLE SECURITIES)

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1. Title of Derivative Security     2. Conver-   3. Trans-   3A. Deemed   4. Transac-   5. Number of Deriv-      6. Date Exer-
   (Instr. 3)                          sion or      action       Execution   tion Code     ative Securities Ac-     cisable and Ex-
                                       Exercise     Date         Date,       (Instr. 8)    quired (A) or Dis-       piration Date
                                       Price of    (Month/       if any                    posed of (D)             (Month/Day/
                                       Deriv-       Day/         (Month/                   (Instr. 3, 4, and 5)     Year)
                                       ative        Year)        Day/
                                       Security                  Year)


                                                                          --------------------------------------  ----------------
                                                                                                                  Date     Expira-
                                                                                                                  Exer-    tion
                                                                           Code    V        (A)        (D)        cisable  Date
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STOCK OPTION (RIGHT TO BUY)            $15.25       9/06/02                 M                        50,000        (4)     8/04/03
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7. Title and Amount of Under-       8. Price   9. Number         10. Owner-     11. Nature
   lying Securities                    of         of Deriv-          ship           of In-
   (Instr. 3 and 4)                    Deriv-     ative              Form           direct
                                       ative      Securi-            of De-         Bene-
                                       Secur-     ties               rivative       ficial
                                       ity        Bene-              Secu-          Own-
                                       (Instr.    ficially           rity:          ership
                                       5)         Owned              Direct         (Instr. 4)
   -----------------------                        Following          (D) or
   Title         Amount or                        Reported           Indi-
                 Number of                        Transaction(s)     rect (I)
                 Shares                           (Instr. 4)         (Instr. 4)
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COMMON STOCK     50,000                           100,000(1)             D
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Explanation of Responses:

(1) Reflects a two-for-one stock split effected in the form of a stock dividend to stockholders of record as of the close of business on November 12, 2001.
(2) Includes 10,487 shares acquired under the 1997 Michaels Stores, Inc. Employees Stock
    Purchase Plan based on a plan statement issued by the Plan administrator as of August 30,
    2002.
(3) The reported amount is held by a 401(k) Plan (the "Plan") stock fund assumed to be fully invested in Michaels Stores, Inc. common stock.  The reported amount is based on a plan statement issued by the Plan administrator as of August 29, 2002 as an estimate of the total number of shares that would be available to the Reporting Person if such holdings were liquidated on that date.
(4) Exercise of stock options pursuant to original grant to Reporting Person on August 5,
    1998 of options to purchase 200,000 shares of Michaels Stores, Inc. common stock under the
    Michaels Stores, Inc. 1997 Stock Option Plan, all of which are currently vested.


                                                                             /s/ Elizabeth K. Giddens            September 10, 2002
                                                                             ----------------------------------  ------------------
**Intentional misstatements or omissions of facts constitute                 **Signature of Reporting Person             Date
  Federal Criminal Violations.  SEE 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).    Elizabeth K. Giddens, Attorney-in-
                                                                             Fact for R. Michael Rouleau
Note: File three copies of this Form, one of which must be manually signed.
      If space is insufficient, SEE Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.
                                                                                                                              Page 2
                                                                                                                     SEC 1474 (8-02)